BIOAUTHORIZE HOLDINGS, INC.
15849 North 71st Street, Suite 216
Scottsdale, AZ  85254

October 9, 2009

Jessica Barberich
Assistant Chief Accountant
Jaime G. John
Staff Accountant
Division of Corporation Finance
United Sates Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549

RE:	Genesis Holdings, Inc. now known as BioAuthorize Holdings, Inc. (sometimes referred to as the “Company”) Form 10-KSB for the year ended December 31, 2007 filed on March 31, 2008 File No. 000-33073

Dear Ms. Barberich and Ms. John:

In response to the comment letter from Jessica Barberich dated May 12, 2009 we offer the following responses.

FORM 8-K/A DATED MAY 5, 2008

1.
We read your response to comment five and reviewed the pro forma financial statements included in your correspondence. You state that you are working to complete your revised Form 8-K/A. In light of the fact that a combined balance sheet reflecting related transactions has already been presented in your periodic filings, please tell us what consideration you gave to the guidance in Article 8-05 and Article 11 of Regulation S-X which states that a pro forma balance sheet is required unless the transactions have already been presented in a balance sheet when determining whether a pro forma balance sheet is required in your Form 8-K/A.

We will include a pro forma balance sheet in the revised Form 8-K/A.

2.
We further note that the pro forma Statement of Operations for the years ended December 31, 2007 and 2006 included in your correspondence still do not appear to reflect the disposition of Genesis Land. Your pro forma income statements should reflect your reverse acquisition AND your disposition of Genesis Land. Please present a separate column for each transaction. Furthermore, it is generally not appropriate to present pro forma income statement information for more than one complete fiscal year. Please revise accordingly.

Jessica Barberich
October 9, 2009

We will revise the pro forma Statement of Operations to reflect the disposition of Genesis Land.

3.
We note that the description of footnote (b) included in your correspondence dated August 25, 2008 was “Amortization of Goodwill Intangible.”  Since you do not have any goodwill recorded nor have you taken a write off of goodwill, please remove this adjustment in your revised presentation or clarify.

This adjustment in our revised presentation will be removed or relabeled accordingly.

The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

BioAuthorize Holdings, Inc.

By:	/s/ Jeffrey Perry

Jeffrey Perry
Chief Financial Officer